

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

Via E-mail
John H. Isbrandtsen
Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re: Sequoia Mortgage Trust 2013-2**
> **Sequoia Mortgage Trust 2013-3**
> **Forms 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File Nos. 333-179292-07 and 333-179292-08**

Dear Mr. Isbrandtsen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K of Sequoia Mortgage Trust 2013-2

Servicer Assessment of PHH Mortgage Corporation
Exhibit 33.2 to Form 10-K for the Sequoia Mortgage Trust 2013-2

1. We note in Exhibit 33.2 that the servicer has outsourced to providers the servicing functions required by Items 1122(d)(2)(i), 1122(d)(2)(ii), 1122(d)(4)(iv), 1122(d)(4)(viii), and 1122(d)(4)(xi) and that the servicer assumes responsibility for compliance. Please confirm that these each of these providers is not a "servicer" as defined in Item 1101(j) of Regulation AB and that the servicer has policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects

with the servicing criteria applicable to the providers. See Regulation AB Publicly Available Telephone Interpretation 17.06.

2. We also note the disclosure of a material instance of noncompliance with Item 1122(d)(4)(vii) by PHH Mortgage Corporation ("PHH"). We note that you have included disclosure about this material instance of noncompliance in the body of the Form 10-K/A, including PHH's belief that there was no material instance of noncompliance because each foreclosure proceeding delay was a permissible exception to the applicable published Fannie Mae foreclosure timeline and that, accordingly, there are no issues for PHH to remediate. This disclosure is not, however, included in PHH's Report on Assessment of Compliance with Regulation AB Servicing Criteria filed as Exhibit 33.2 to the Form 10-K/A. In addition, Exhibit 34.2 indicates that a material instance of noncompliance with Item 1122(d)(4)(vii) was in fact identified -- contrary to the disclosure provided in the Form 10-K. Therefore, we believe you should amend Form 10-K to revise the disclosure provided in the body of the Form 10-K to acknowledge the material instance of noncompliance and explain why you believe that the delays were outside of your control despite the identification of such material instances of noncompliance. Please also confirm that in future filings the discussion that is included in both the servicer assessment and the body of the Form 10-K will be consistent.

Servicer Compliance Statement of PHH Mortgage Corporation
Exhibit 35 to Sequoia Mortgage Trust 2013-2

3. We note that PHH, as a servicer for the transaction, did not provide a servicer compliance statement as required by Item 1123 of Regulation AB. Please confirm that, for purposes of Item 1123, PHH is not a servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of Regulation AB.

Forms 10-K of Sequoia Mortgage Trust 2013-2 and Sequoia Mortgage Trust 2013-3

Servicer Compliance Statement of First Republic Bank
Exhibit 35.2 to Form 10-K for the Sequoia Mortgage Trust 2013-2
Exhibit 35.2 to Form 10-K for the Sequoia Mortgage Trust 2013-3

4. We note in Exhibit 35.2 the statement that a review of the servicer's activities was made under "such officer's supervision" and that to the best of "such officers' knowledge", the servicer has fulfilled all of its obligations under the Agreement. We also note that paragraphs (i) and (ii) are verbatim of Item 1123(a) and (b) of Regulation AB, and that the instruction contained in Item 1123 to specifically identify any failure to fulfill any obligation in any material respect and the nature and the status thereof is included. It is not clear from this statement whether such review was conducted under Mr. Antunes' supervision, as required by Item 1123(a), or whether there has been a failure to fulfill any of the servicer's obligations, as required by Item 1123(b). Therefore, please confirm

John H. Isbrandtsen
Sequoia Residential Funding, Inc.
September 22, 2013
Page 3

   whether such review was conducted under Mr. Antunes' supervision and whether, to the best of Mr. Antunes' knowledge, the servicer fulfilled all of its obligations under the Agreement. Please also confirm that, in future filings, the servicer's Item 1123 servicer compliance statement will state that the review of the servicer's activities during the reporting period and its performance under the applicable servicing agreement has been under the supervision of the officer signing such statement, and that it will state whether, to the best of the signing officer's knowledge, the servicer has fulfilled all of its obligations and identify any failures known to the signing officer.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Kayla Florio at (202) 551-3490, or me at (202) 551-3850 if you have questions.

   Sincerely,

   /s/ Katherine Hsu

   Katherine Hsu
   Office Chief

cc: Andrew P. Stone, Vice President and Secretary
      Matthew J. Tomiak, Vice President